

Mail Stop 3720

April 8, 2008

Via U.S. Mail

Mr. Glen F. Post, III
Chairman of the Board of Directors and
Chief Executive Officer
CenturyTel, Inc.
100 CenturyTel Drive
Monroe, Louisiana 71203

> RE: **CenturyTel, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 29, 2008**
> **File No. 1-7784**

Dear Mr. Post:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why it is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. You should comply with the remaining comments in future filings, as applicable. Confirm in writing that you will do so and also explain to us how you intend to comply. Please do so within the time frame set forth below. Please understand that after our review of your responses, we may raise additional comments.

Form 10-K for the year ended December 31, 2007
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview

1. We note your disclosure throughout highlighting several negative trends affecting your voice and network access revenues. Loss of access lines is anticipated to continue in 2008. In addition, excluding the non-recurring network access revenues attributed to your settlement of a dispute with a carrier and the Madison River Acquisition in 2007,

management expects your network access revenues to continue to decline. In future filings, discuss whether management is taking any specific steps to stem these negative trends. If so, explain how such steps are intended to reverse or counter the revenue declines.

(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition

2. We note your policy of deferring revenues from installation activities and related costs, and amortizing them over the estimated life of the customer relationship. Describe for us, in detail, the nature of the installation related costs and your basis in the accounting literature for capitalizing these costs. Clarify whether you only capitalize these costs to the extent of deferred revenue and, if not, your basis for capitalizing excess costs. Tell us how you assess whether these costs are recoverable.

(10) POSTRETIREMENT BENEFITS

3. Explain to us why you increased the assumed discount rate used when determining your postretirement benefit obligation from 5.75% in 2006 to 6.50% in 2007. Similarly, explain the increase in the discount rate used for determining benefit cost, from 5.50% in 2006 to 5.75% in 2007. Refer us to any reference rates that you rely upon as support for the 2007 rates. Confirm to us that your method for determining the discount rates has not changed or explain why and how it has changed.

(11) DEFINED BENEFIT AND OTHER RETIREMENT PLANS

4. Explain to us why you increased the assumed discount rate when determining the pension plan benefit obligation from 5.8% in 2006 to 6.30% in 2007. Similarly explain the increase in the discount rate used for determining benefit cost, from 5.50% in 2006 to 5.80% in 2007. Refer us to any reference rates that you rely upon as the basis for your discount rates. Explain to us why these discount rates differ from the rates used in calculating your postretirement benefit obligations and costs. Also, confirm to us that your method for determining the discount rates has not changed or explain why and how it has changed. We refer you to the guidance in EITF Topic No. D-36.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please call Paul Fischer, Staff Attorney, at (202) 551-3415 or me, at (202) 551-3810, with any other questions.

Sincerely,

Larry Spirgel
Assistant Director